SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 So Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770
A Publicly-Held Company

NOTICE TO SHAREHOLDERS

Companhia de Bebidas das Américas - AmBev hereby informs that, in the Extraordinary General Shareholders’ Meeting held on April 28, 2010, shareholders approved the issuance of 1,615,966 common shares and 768,580 preferred shares, at the price of R$149.4675 and R$173.2993, respectively, per share. The shares issued were fully subscribed and paid-in by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A, the controlling shareholder of the Company, through the capitalization of 70% of the tax benefit obtained by the Company with the partial amortization of the special premium reserve during the fiscal year of 2009, resulting in an increase of Company’s capital stock in the amount of R$374,728,735.67.  The issue prices correspond to the closing price of the Company shares on January 29, 2010, as set forth in Article 170, §1, item III, of Law No. 6,404/76, with this date corresponding to the day on which the Company was granted the tax benefit arising from the partial amortization of the Special Premium Reserve for the 2009 Fiscal Year.

Due to the aforementioned capital increase, the Company’s remaining shareholders shall have the right to subscribe up to 567,200 common shares and up to 932,479 preferred shares, in the same proportion of the shares issued to the controlling shareholder, which is 0. 630109671% of their respective interests held on April 28, 2010, at the same price referred to in the above paragraph, for payment in cash upon subscription.

Therefore, the total issuance approved by the General Meeting held on April 28, 2010 will be of up to 2,183,166 common shares and up to 1,701,059 preferred shares.

The subscription right may be exercised by the Company’s shareholders between April 30, 2010 and May 31, 2010.  Upon the expiration of such period, the unsubscribed shares will be apportioned, in accordance with article 171, paragraph 7, “b”, of Law No. 6.404/76, with the unapportioned shares being sold on the São Paulo Stock Exchange, to the benefit of the Company.  Shares not subscribed within the period referred to above will be apportioned in the proportion of the subscribed amounts only among the shareholders who indicated the decision to participate in the apportionment in the subscription bulletin.

In case the issuance approved by the General Meeting is not completely subscribed, the Board of Directors is empowered to proceed with the partial homologation of the abovementioned capital increase, being secured to those who subscribed new shares the right to withdraw such subscription during a 30-day period.  The Board of Directors is also empowered to verify the actual subscription and proceed with the filing of the relevant resolution with the Registry of Commerce (Law No. 6.404/76, Article 166).  The credit of the subscribed shares will be made on the next day following the referred Board of Directors’ Meeting of the Company.

The subscription right may be exercised at any branch of Banco Itaú-Unibanco S.A. upon payment of the subscription amount and the completion of the respective bulletin, which will be available as of April 30, 2010.

The shares issued as a result of the aforementioned subscription right will be entitled to all dividends and interest on shareholders’ equity that may be declared by the Company after the Board of Directors’ meeting that verifies the subscription.

Since the new shares will not be registered under the Securities Act of 1933, the right to subscribe such shares may not be offered nor sold neither in the United States of America nor to U.S. citizens.

Notwithstanding the preceding paragraph, all Company’s shareholders interested in negotiating their subscription rights may do so from April 30, 2010 until May 24, 2010, provided that the shareholders whose shares are held in custody with Banco Itaú-Unibanco S.A. request from such institution the respective assignment of rights bulletin, which will be issued by Banco Itaú-Unibanco S.A., or instruct their preferred dealer to negotiate it directly on the stock exchanges.

Once a bulletin for the assignment of rights is issued and upon the consummation of such assignment of rights, the assignor must sign the overleaf of the referred bulletin and have the signature duly notarized.

For any questions regarding the matters dealt with in this Notice, please contact the Company’s Investor Relations Department at (55-11) 2122-1415 or ir@ambev.com.br.

São Paulo, April 29, 2010.

Nelson José Jamel
Investor Relations’ Officer
Companhia de Bebidas das Américas – AmBev

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer